FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2004
                                  01 July 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Holding(s) in Company released on 01 July 2004


                       British Sky Broadcasting Group plc
                                (the 'Company')

The Company announces that it received notification today that BSkyB Holdco, Inc.'s holding of 686,021,700 ordinary shares of GBP0.50 each (shares) had been transferred to News UK Nominees Limited as follows:

(a) BSkyB Holdco, Inc. of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA had previously notified that it was interested directly in 686,021,700 shares in the capital of British Sky Broadcasting Group plc and that it was the registered holder of these shares.

    The registered holder of these shares is now News UK Nominees Limited (registered number 0236672) whose registered address is One Virginia Street, London, E98 1XY.

(b) By virtue of its ability to exercise control of one third of the voting power at the general meetings of BSkyB Holdco, Inc., Sky Global Holdings, LLC (SGHLLC) of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

    By virtue of its ability to exercise control of one third of the voting power at the general meetings of SGHLLC, Sky Global Operations, Inc. (SGO) of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

    By virtue of its ability to exercise control of one third of the voting power at the general meetings of SGO, Sky Global Networks, Inc. (SGN) of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

    By virtue of its ability to exercise control of one third of the voting power at the general meetings of SGN, Sky Global Holdings, Inc. (SGH) of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

    By virtue of its ability to exercise control of one third of the voting power at the general meetings of SGH, News Publishing Australia Limited
    (NPAL) of 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA is also interested in those shares.

    By virtue of its ability to exercise control of one third of the voting power at the general meetings of NPAL, The News Corporation Limited of 121 King William Street, Adelaide, S.A. 5000, Australia is also interested in those shares.

                                     -Ends-

Enquiries:

Dave Gormley
Company Secretary
Tel: 020 7705 3000


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 01 July 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary